Exhibit 99.1

Condensed Consolidated Financial Statements
Student Transportation Inc.
For the three months ended September 30, 2013

Student Transportation Inc.
 Unaudited Condensed Consolidated Financial Statements

September 30, 2013

Contents

Unaudited Condensed Consolidated Balance Sheets	1
Unaudited Condensed Consolidated Statements of Operations	2
Unaudited Condensed Consolidated Statements of Comprehensive Loss	3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity	4
Unaudited Condensed Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

Student Transportation Inc.
 Unaudited Condensed Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at September 30, 2013	As at June 30, 2013
Assets
Current assets:
Cash and cash equivalents	$1,965	$6,929
Accounts receivable, net of allowance for doubtful accounts of $192 and $172 at September 30 and June 30, 2013, respectively	50,958	40,971
Inventory	3,513	3,287
Prepaid expenses	12,860	7,706
Other current assets	7,731	3,479
Total current assets	77,027	62,372

Other assets	19,570	17,061
Property and equipment, net	248,887	217,799
Oil and gas interests, net	7,662	7,470
Other intangible assets, net	69,197	69,811
Goodwill	142,431	138,312
Total assets	$564,774	$512,825

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,668	$1,724
Accrued expenses and other current liabilities	48,423	39,413
Current portion of long-term debt	200	-
Total current liabilities	51,291	41,137

Long-term debt	282,493	220,244
Asset retirement obligation	560	551
Deferred income tax liability	36,579	40,327
Class B-Series Three common share liability	2,395	2,393
Other liabilities	13,572	13,691
Total liabilities	386,890	318,343

Shareholders' equity
Paid in Share Capital	436,523	434,236
Accumulated deficit	(251,645)	(231,850)
Accumulated other comprehensive loss	(6,994)	(7,904)
Total shareholders’ equity	177,884	194,482
Total liabilities and shareholders’ equity	$564,774	$512,825

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Operations
(000’s of U.S. dollars, unless specified, except per share amounts)

	Three months ended September 30, 2013	Three months ended September 30, 2012

Revenues	$73,140	$61,602

Costs and expenses:
Cost of operations	65,593	56,657
General and administrative	10,925	9,971
Non-cash stock compensation	700	803
Acquisition expenses	66	-
Depreciation and depletion expense	4,625	4,357
Amortization expense	995	1,137
Total operating expenses	82,904	72,925

Loss from operations	(9,764)	(11,323)

Interest expense	3,808	3,814
Foreign currency loss	265	64
Unrealized gain on foreign currency exchange contracts	(431)	(558)
Unrealized re-measurement gain	-	(2,140)
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(435)	389
Other expense (income), net	730	(21)
Loss before income taxes	(13,701)	(12,871)

Income tax benefit	(4,909)	(5,260)

Net loss	$(8,792)	$(7,611)
Weighted average number of shares outstanding-basic and diluted	81,547,318	76,282,334
Basic and diluted net loss per common share	$(0.11)	$(0.10)
Dividends declared per common share (Cdn$)	$0.14	$0.14

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Comprehensive Loss
 (000’s of U.S. Dollars)

	Three months ended September 30, 2013	Three months ended September 30, 2012

Net loss:	$(8,792)	$(7,611)
Other comprehensive income (loss) :
Unrealized gain (loss) on currency translation adjustments	910	(1,782)
Other comprehensive income (loss):	910	(1,782)

Comprehensive loss	$(7,882)	$(9,393)

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2012	75,910,320	$404,857	$(5,720)	$(191,319)	$207,818
Net loss	-	-	-	(7,611)	(7,611)
Dividends	-	-	-	(10,848)	(10,848)
Common stock issuance	369,949	2,415	-	-	2,415
Conversion of debt to common stock	400,580	2,076	-	-	2,076
Other comprehensive loss	-	-	(1,782)	-	(1,782)
Balance at September 30, 2012	76,680,849	$409,348	$(7,502)	$(209,778)	$192,068

Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482
Net loss	-	-	-	(8,792)	(8,792)
Dividends	-	-	-	(11,003)	(11,003)
Common stock issuance	373,081	2,287	-	-	2,287
Other comprehensive income	-	-	910	-	910
Balance at September 30, 2013	81,731,372	$436,523	$(6,994)	$(251,645)	$177,884

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three months ended September 30, 2013	Three months ended September 30, 2012
Operating activities
Net loss	$(8,792)	$(7,611)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income taxes	(5,087)	(5,280)
Unrealized gain on forward contracts	(431)	(558)
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(435)	389
Unrealized re-measurement gain	-	(2,140)
Unrealized foreign currency loss (gain)	161	(608)
Amortization of deferred financing costs	333	479
Non-cash stock compensation	700	803
Gain on disposal of fixed assets	(95)	(234)
Depreciation and depletion expense	4,625	4,357
Amortization expense	995	1,137
Changes in current assets and liabilities:
Accounts receivable	(9,856)	(7,901)
Prepaid expenses, inventory and other current assets	(13,015)	(6,344)
Accounts payable	927	1,327
Accrued expenses and other current liabilities	8,983	5,977
Changes in other assets and liabilities	(120)	(8)
Net cash used in operating activities	(21,107)	(16,215)

Investing activities
Business acquisitions, net of cash acquired	(5,521)	-
Purchases of property and equipment	(30,438)	(14,524)
Proceeds on sale of equipment	122	508
Net cash used in investing activities	(35,837)	(14,016)

Financing activities
Redemption of Class B Series Two and Three common shares	(227)	(16)
Financing fees	-	(33)
Common stock dividends	(8,667)	(7,961)
Borrowings on credit facility	77,575	41,403
Payments on credit facility	(16,800)	(7,500)
Net cash provided by financing activities	51,881	25,893

Effect of exchange rate changes on cash	99	(70)
Net decrease in cash and cash equivalents	(4,964)	(4,408)
Cash and cash equivalents at beginning of period	6,929	5,013
Cash and cash equivalents at end of period	$1,965	$605

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1.   General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8).  STI currently holds a 98.6% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2.   Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2013.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at September 30, 2013. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2.   Basis of Presentation (continued)

during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2013-01, Scope Clarification of Disclosures about Offsetting Assets and Liabilities, to limit the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. For public companies, the ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2012, or the first quarter of 2013 for fiscal years beginning after December 15, 2013 and interim and annual periods thereafter. The ASU should be applied prospectively. Early adoption is permitted.

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 to improve the reporting of reclassifications out of accumulated other comprehensive income (AOCI). The ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period.  This is effective for annual periods beginning on or after January 1, 2013 (including interim periods within them) and retrospectively for all periods presented on the balance sheet.

ASC 350-30, Intangibles Other than Goodwill, was amended in July 2012, and gives Companies the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary.  If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. This is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  Early adoption is permitted.

The Company adopted these standards on July 1, 2013 and they did not have a material effect on its consolidated financial statements.

3.   Business Combinations

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., (“Williams”), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $3.4 million. The allocation of purchase price is preliminary and may change upon the final determination of the tax basis of the assets acquired.

 Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.    Business Combinations (continued)

Current assets, less current liabilities	$29
Property and equipment	1,343
Deferred Taxes	(550)
Subtotal	822
Goodwill	2,582
Total	$3,404

The purchase price consisted of $3.4 million in cash. Approximately twenty-seven thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations during the first quarter of fiscal year 2013. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., (“Scholastic”), located in Fairlawn, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million. The allocation of purchase price is preliminary and may change upon the final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$298
Property and equipment	2,104
Deferred taxes	(625)
Subtotal	1,777
Goodwill	656
Total	$2,433

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately thirty-nine thousand dollars of acquisition-related costs have been recognized as an expense in the statement of operations during the first quarter of fiscal year 2013. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

Proforma consolidated statements of operations data has not been presented due to the immaterial impact of these acquisitions.

The Company did not complete any business acquisitions during fiscal 2013.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4.   Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	September 30, 2013		June 30, 2013
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$139,763	$-	$78,541
Convertible Debentures	-	107,730	-	106,703
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	200	-	-	-
	$200	$282,493	$-	$220,244

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at September 30, 2013.

5.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At September 30, 2013 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 373,081 and 369,949 common shares during the three months ended September 30, 2013 and 2012, respectively.  The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the three months ended September 30, 2012, the Company  issued 400,580 common shares, having an approximate value of $2.1 million in connection with conversions of the Company’s 7.5% Convertible Debentures, which have been recorded as a non-cash financing activity. On October 3, 2012 the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures.  From October 1, 2012 through November 1, 2012, Cdn $20.3 million of the Company’s 7.5% Convertible Debentures were converted into 3,946,788 shares of Common Stock.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of the 7.5% Convertible Debentures for cash.

Common shares issued and outstanding are 81,731,372 at September 30, 2013.

 Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5.   Common Shares (continued)

The changes in accumulated other comprehensive loss is as follows:

	2013	2012

Balance at June 30,	$(7,904)	$(5,720)

Foreign currency translation	910	(1,782)
Current period comprehensive income (loss)	910	(1,782)

Balance at September 30,	$(6,994)	$(7,502)

There were no reclassifications out of accumulated other comprehensive loss.

6.   Loss per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012
Weighted-average shares outstanding-basic	81,547,318	76,282,334
Potential dilutive effect of shares to be issued to settle the debentures	-	-
Weighted-average shares outstanding-diluted	81,547,318	76,282,334

The computations for basic and diluted loss per common share are as follows:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012
Net loss -basic	$(8,792)	$(7,611)
Add back: Interest expense on debentures (net of tax)	-	-
Net loss used for diluted earnings per share	(8,792)	(7,611)

Basic and diluted loss per share	$(0.11)	$(0.10)

The conversion of the convertible debentures is anti-dilutive for both the three months ended September 30, 2013 and 2012.

Potential dilution arising from the conversion of the convertible debentures of approximately 13,212,342 and 17,439,211 shares was excluded from the weighted average diluted shares outstanding for the three month periods ended September 30, 2013 and 2012, respectively, as their effect was anti-dilutive.

 Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7.   Income taxes

The effective rate for income taxes was 35.8% and 40.9% for the three months ended September 30, 2013 and 2012, respectively. The decrease in the effective income tax rate year over year was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s loss before income taxes resulting from the operations in each country. As of September 30, 2013, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2013 balance of $1.7 million.

8.   Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three

 Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8.   Stock Based Compensation (continued)

common shares are recorded as a component of other expense, net in the consolidated statement of operations.  Shares granted are fully vested on the grant date.

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended September 30, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	-	(3,050)
Shares outstanding at September 30, 2013	251,915	(190,449)	61,466

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were “put” back to the Company during the three months ended September 30, 2013 for which the Company paid approximately thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at September 30, 2013 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

	For the three months ended September 30, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591
No Redemptions	-	-	-
Shares outstanding at September 30, 2012	327,040	(190,449)	136,591

The fair value of the Class B Series Two common shares outstanding at September 30, 2012 represented a liability of $1.5 million all of which was recorded in other current liabilities. This amount represented the current value of those shares eligible to be put in the following twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended September 30, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	116,509	(37,691)	78,818
Redemptions	(30,900)	-	(30,900)
Shares outstanding at September 30, 2013	1,720,061	(508,553)	1,211,508

 Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8.   Stock Based Compensation (continued)

The Company recognized $0.7 million in non-cash stock based compensation expense related to the above grants during the three months ended September 30, 2013, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 30,900 shares were “put” back to the Company during the three months ended September 30, 2013 for which the Company paid $0.2 million. The fair value of the Class B Series Three common shares outstanding at September 30, 2013 represents a liability of $7.7 million, of which $5.3 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is record in Class B Series Three common share liability.

	For the three months ended September 30, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111
Grants	127,541	(4,443)	123,098
Redemptions	(2,500)	-	(2,500)
Shares outstanding at September 30, 2012	1,385,869	(348,160)	1,037,709

The Company recognized $0.8 million in non-cash stock based compensation expense related to the above grants during the three months ended September 30, 2012, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 2,500 shares were “put” back to the Company during the three months ended September 30, 2012 for which the Company paid sixteen thousand dollars. The fair value of the Class B Series Three common shares outstanding at September 30, 2012 represented a liability of $7.2 million, of which $4.5 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the following twelve months pursuant to the EIP plan.  The remaining balance was record in Class B Series Three common share liability.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.   Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at September 30, 2013	As at June 30, 2013

Cash	$1,965	$6,929

Accounts receivable	$50,958	$40,971

Accounts payable	$2,668	$1,724
Other accrued liabilities	42,008	33,467
Class B Series Two and Three share liability	8,317	7,615
Long-term debt (including portion due within one year)	282,693	220,244
Conversion right on 6.25% Convertible Debentures	517	954
Derivative financial instruments	729	820
Other long term liabilities	12,819	12,641
	$349,751	$277,465

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contracts are measured at fair value based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.  In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.   Financial Instruments (continued)

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at September 30, 2013
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
Foreign currency exchange contracts	$-	$388	$-	$388
Interest rate swap	-	341	-	341
Class B Series Two and Three common share liability	-	8,317	-	8,317
Conversion right on 6.25% Convertible Debentures	-	-	517	517
	$-	$9,046	$517	$9,563

As at June 30, 2013
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total
Foreign currency exchange contracts	$-	$820	$-	$820
Class B Series Two and Three common share liability	-	7,615	-	7,615
Conversion right on 6.25% Convertible Debentures	-	-	954	954
	$-	$8,435	$954	$9,389

(a) Quoted prices in active markets for identical assets or liabilities
(b) Observable inputs other than quoted prices in active markets for similar assets or liabilities
(c) No observable pricing inputs in the market

The following tables summarize the changes in the Company’s level 3 financial instrument for the three months ended September 30, 2013 and 2012, respectively.

Conversion rights on 6.25% Convertible Debentures
For the three months ended September 30,	2013	2012
Balance at June 30,	$954	$2,080
Total unrealized (gain) loss:
Non-cash (gain) loss on conversion feature	(435)	389
FX impact on conversion feature	(2)	-
Balance at September 30,	$517	$2,469

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 20.0% from 23.0% in the three months ended September 30, 2013. The increase in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 26.50% from 25.0% in the three months ended September 30, 2012.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.   Financial Instruments (continued)

market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable.  The change in fair value of the conversion rights led to income of $0.4 million in the statement of operations for the three months ended September 30, 2013, compared to a loss of $0.4 million for the three months ended September 30, 2012.

There were no transfers within the fair value hierarchy during the three months ended September 30, 2013.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the consolidated statement of operations. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 37% of the anticipated dividends and interest payable in Canadian dollars through September 2014.  The 6.75% Convertible Debentures are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon maturity.

STA Holdings has 12 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At September 30, 2013, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

October 2013- September 2014	12	14.6	14.7	1.0075

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.   Financial Instruments (continued)

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations.  The Company recorded a non cash gain for the three months ended September 30, 2013 of $0.4 million in connection with the changes in fair value of the Forward Contracts, which is included in the consolidated statement of operations in unrealized gain on Forward Contracts. The value of the Forward Contracts represents a liability of $0.4 million as at September 30, 2013.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a loss of $0.3 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends).  Both of these transactions are recorded in foreign currency gain in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and governmental agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

10.   Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10.   Segment Information (continued)

United States and Canada. The accounting policies of the segments are the same as those described in the basis of presentation.  There are no inter-segment sales.

Reportable operating segments:

	For the three months ended September 30, 2013	For the three months ended September 30, 2012
Revenue
Transportation	$71,989	$60,732
Oil and gas	1,151	870
	$73,140	$61,602
Operating (loss) earnings
Transportation	$(10,098)	$(11,312)
Oil and gas	334	(11)
	(9,764)	(11,323)
Unallocated expenses	3,937	1,548
Benefit for taxes	(4,909)	(5,260)
Net loss	$(8,792)	$(7,611)

	As at September 30, 2013	As at June 30, 2013
Total Assets
Transportation	$555,643	$503,780
Oil and gas	9,131	9,045
	$564,774	$512,825

11.   Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are currently provided for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.6 million and $0.2 million for the three months ended September 30, 2013 and 2012, respectively.

In November 2013, the Company amended the fee structure with the transportation equipment dealer, resetting the annual fee to provide a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum on a combined basis starting July 1, 2014.

 Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11.   Related Party Transactions (continued)

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.  Commitments and Contingencies

During July, August and September 2013, the Company entered into additional operating leases with seven major financial institutions to lease approximately $41.8 million in growth and replacement school vehicles for the upcoming 2013-2014 school year.  The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.5%.  Annual lease payments on these additional leases will approximate $5.9 million per year for the term of the leases.

13.   Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at September 30, 2013	As at June 30, 2013

Prepaid Expenses
Prepaid Insurance	$9,602	$5,486
Other	3,258	2,220
	$12,860	$7,706

Other Current Assets
Fuel Tax Receivable	$1,155	$1,142
Accrued Revenue	5,637	698
Other	939	1,639
	$7,731	$3,479

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$6,005	$5,111
Dividends Payable	11,040	10,765
Insurance	5,754	5,475
Wages and benefits	10,281	5,809
Class B Shares	5,922	5,222
Taxes payable	2,043	2,905
Other	7,378	4,126
	$48,423	$39,413

 Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14.   Subsequent Events

On October 15, 2013, the Company accessed the Accordion Feature under the Third Amended and Restated Credit Agreement, increasing its commitments from $155.0 million to $165.0 million.

On October 21, 2013 the Company announced that the Toronto Stock Exchange (the “Exchange”) had approved its notice of intention to renew its normal course issuer bid for a portion of its common shares (“Common Shares”) as appropriate opportunities arise. The Company was permitted to commence purchasing Common Shares under the renewed normal course issuer bid on or about October 24, 2013.  Pursuant to the notice, the Company is permitted to acquire up to a maximum of 4,086,569 of Common Shares for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2013 and ending on October 23, 2014.

On October 22, 2013, the Company announced that it has entered into an agreement to sell to a syndicate of underwriters Cdn$ 75.0 million of 6.25% convertible unsecured subordinated debentures due June 30, 2019 (the “Debentures” or “Offering”) pursuant to a bought deal. The Company has also granted the underwriters an over-allotment to purchase up to an additional Cdn $11.2 million of the Debentures on the same terms and conditions.  The Offering is expected to close on or about November 12, 2013.  The Company intends to use the net proceeds of the Offering to repay indebtedness and for general corporate purposes.